UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,
5 Tampines North Drive 5
#07-00
Singapore 528548
+65 6499 9469
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Interim Financial Statements for the Six Months Ended June 30, 2019

The interim financial statements of Reebonz Holding Limited for the six months ended June 30, 2019 is filed herewith as Exhibit 99.1. This financial information was initially filed and made publicly available in the Company’s registration statement on Form F-1, filed with the Securities and Exchange Commission on November 4, 2019.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Interim financial statements for the six months ended June 30, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: January 3, 2020	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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